

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 28, 2010

Mr. James Parslow
Chief Financial Officer
World Energy Solutions, Inc.
446 Main Street
Worcester, MA 01608

      Re: World Energy Solutions, Inc.
             Item 4.01 Form 8-K
             Filed April 20, 2010
             File No. 1-34289

Dear Mr. Parslow:

      We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief